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                             August 3, 2022

       Verender Badial
       Chief Financial Officer
       JATT Acquisition Corp
       c/o Maples Corporate Services Limited
       PO Box 309, Ugland House
       Grand Cayman, KY1-1104, Cayman Islands

                                                        Re: JATT Acquisition
Corp
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted July 6,
2022
                                                            CIK No. 0001855644

       Dear Mr. Badial:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 Submitted July 6, 2022

       Cover Page

   1. Please revise your description of the Subscription Agreement entered into on June 16,
                                                        2022 to identify the
name of the PIPE Investor and revise the description of the Forward
                                                        Purchase Agreement
entered into on January 27, 2022 to identify the name of the FPA
                                                        Investors.
Additionally, please file the Subscription Agreement and Forward Purchase
                                                        Agreement as exhibits
to the Registration Statement.
   2. Please file the Sponsor Forfeiture Agreement as an exhibit to the Registration Statement.
                                                        Additionally, please
expand on the description of the share forfeiture as being on    a
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Comapany
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         sliding scale ranging from 1% to 70%    to include or specifically
reference the schedules
         contained in Exhibit A to the Sponsor Forfeiture Agreement.
Frequently Used Terms, page 1

3.       Please include the definition of    Exchange Ratio    in the
prospectus rather than referring
         readers to the definition included in the Business Combination
Agreement.
Questions and Answers About the Business Combination and the Meeting
What happens if a substantial number of public shareholders vote in favor of the business combination proposal and exercise..., page 8

4.       We refer to your disclosure here and on pages 31 and 115 that the
sensitivity table    sets
         forth the potential additional dilutive impact of each of the Additional Dilution Sources in
         each redemption scenario    and that    [i]ncreasing levels of
redemption will increase the
         dilutive effects of these issuances on non-redeeming shareholders. Please define the term
            Additional Dilution Sources    and ensure that the sensitivity
table discloses all possible
         sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and convertible securities, including warrants, retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. In this regard, we note that the current table appears to assume no dilution from any Public Warrants, Private Placement Warrants, New JATT Options, Holdco
         Options, or conversion of working capital loans.
5. It appears that the underwriting fees of Raymond James in the IPO remain constant and are not adjusted based on redemptions. Please revise your disclosure to provide the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Questions and Answers About the Business Combination and the Meeting
Do any of JATT   s directors or officers have interests that may conflict with my interests with
respect to the Business Combination?, page 10

6.       We note your disclosure that the Sponsor agreed to loan you    an
aggregate of up to
         $300,000 in working capital loans to cover expenses related to the Business Combination pursuant to a promissory note and that the Sponsor has informed you that it intends to convert the loan into 300,000 warrants on the same terms as the Private Placement
         Warrants. Please revise your disclosure here and elsewhere in the prospectus to state the amount of working capital loans currently outstanding.
The Parties to the Business Combination
Zura, page 21

7.       Please balance and expand on your disclosure regarding Zura to:
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                state that Zura was recently formed on January 18, 2022 and that it has not conducted any clinical tests itself, nor have any clinical tests been conducted during the period since its inception;
                state that Zura does not have any product candidates approved for sale and has not generated any revenue from product sales to date;
                note that the publicly reported clinical data regarding ZB-168 in patients with an autoimmune disease was not conducted in patients with your lead indication; and
                provide the current status of the planned randomized phase 2 study in AA, including whether Zura has made an IND submission with the FDA.
8.       We note your disclosure here and on page 185 that    [b]eyond AA, Zura
continues to
         explore additional indications, and looks to start these phase 2 trials in 2023 and beyond.
         Please state the specific indications that are being explored and provide the current status of the planned phase 2 trials for these indications.
Risks Related to Zura's Limited Operating History, Financial Condition and
Capital
Requirements
If we are unable to raise capital when needed, or on acceptable terms, we may be forced to delay, reduce and/or eliminate..., page 39

9. We refer to your disclosure here that based on your current operating plan, you believe
            [y]our existing cash, cash equivalents and short-term marketable securities, will be sufficient to fund [y]our operations through 2024, after giving effect to the anticipated net
         proceeds from the Business Combination and PIPE Financing    and your
disclosure on
         page 215 that based on your current business plans, you believe that the anticipated net proceeds from the Proposed Business Combination will enable [you] to fund [y]our operating expenses and capital requirements through at least the next twelve months.
         Please reconcile these disclosures. Additionally, please indicate how far into the development of ZB-168 you anticipate you will be able to reach after the Proposed
         Business Combination based on your current operating plan. In this regard, we note your
         disclosure on page 103 that    Zura will require additional capital to
complete the research
         and development and potential commercialization of its treatments and asset acquisitions.
Risks Related to Zura's Intellectual Property
We depend on license agreement with Pfizer to permit us to use certain patents, know-how and technology..., page 54

10. We note your disclosure here that your obligation to pay Pfizer a multi-million dollar
         transaction completion payment does not apply to    any business
combination where
         [y]our securities are listed on a stock exchange (e.g., a transaction with a special purpose
         acquisition company).    Please clearly indicate whether you expect
the proposed business
         combination with Zura to fall within this carve out. If material, please discuss any risk associated with the possibility that the business combination will be completed but the securities of New JATT will not be successfully listed on NYSE or another stock
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         exchange.
Risks Related to JATT and the Business Combination, page 80

11. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
JATT's shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of New JATT Class A..., page 88

12. We note your disclosure that in a no-redemption scenario, "the Sponsor, officers, directors and other holders of founder shares will retain an ownership interest of approximately
         9.0% of New JATT." Please also disclose the Sponsor and its affiliates total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including warrants.
Risks Related to JATT and the Business Combination
The Merger may be a taxable event for U.S. Holders of JATT Class A Ordinary Shares and
Warrants., page 89

13. We refer to your disclosure here and on page 153 that the income tax consequences of the
         Business Combination will depend primarily upon whether the Business Combination
         qualifies as a    reorganization    within the meaning of Section 368
of the Code. The
         disclosure states that holders should not recognize gain or less both if the Business
         Combination qualifies as a reorganization and if it fails to qualify as a reorganization.
         Please clarify this disclosure.
Redemption Rights, page 93

14.      We note your disclosure that    [i]f a substantial number of JATT
Class A Ordinary Shares
         are redeemed, we may not be able to meet certain closing conditions, and as a result,
         would not be able to proceed with the Business Combination.    Please
expand on this
         disclosure to discuss the specific closing conditions you may not be able to meet as a result of a high number of redemptions. In this regard, we note that elsewhere in the prospectus you appear to suggest that you would still be able to satisfy the $65 million cash on hand requirement even in a maximum redemption scenario. Background of the Business Combination, page 96

15. We note your disclosure that Raymond James acted as sole book-running manager for the
         IPO, and their underwriting fees consisted of $2,280,000 paid at the closing of the IPO and $4,010,000 in deferred underwriting fees to be paid at the closing of the business combination. We also note that Raymond James was engaged as your sole and exclusive financial advisor in connection with the potential business combination with Zura,
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         including the private placement of securities by JATT in connection therewith. Please tell us, with a view to disclosure, whether you have received any notice from Raymond James about it ceasing involvement in your transaction and, if so, how that may impact your transaction or the deferred underwriting compensation owed to Raymond James for the
         IPO.
Opinion of Vantage Point, page 104

16.      We refer to your disclosure that    no officer, director, employee or
shareholder of Vantage
         Point Advisors, Inc. shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your
affiliates.    Please
         remove this statement or, if true, revise it so that it is clear the language is a quotation from the Vantage Point fairness opinion and is not intended as a statement regarding the rights of shareholders.
Unaudited Pro Forma Condensed Combined Financial Information, page 168

17. Please present the historical basic and diluted per share amounts on the face of the pro forma condensed combined statement of operations as required by Rule 11-02 of
         Regulation S-X.
18. We note on page 169 that the merger consideration will be in an aggregate value of $165 million. Please present the components of total consideration transferred and how they are measured.
19. Please disclose whether there are any tax effects on the pro forma adjustments. Refer to paragraph b(5) of Rule 11-02.
20. Please reconcile adjustment (i)'s balance of $139,415,000 with the total "Class A ordinary shares subject to possible redemption" on the March 31, 2022 balance sheet of
         $139,380,000.
21. With respect to adjustment (bb), we note in adjustment (h) that approximately $3 million of public warrants are classified to equity. Please reconcile the difference or revise.
22. Please state the share amount of any dilutive outstanding securities that were excluded from the computation of pro forma net loss per share because of their anti-dilutive effect.
         You indicated throughout the filing that you have unexercised stock options.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
JATT
Results of Operations , page 182

23. Please discuss the results of operations for the period from March 10, 2021 (inception)
         through December 31, 2021 and for the three months ended March 31,
2022.
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Our Focus: Inflammatory Diseases Involving IL7 and TSLP, page 187

24. We note that the graphic included on this page, as well as the graphics included on pages
         189, 192, 198 and 199, are difficult to read. In your next amendment, please include higher resolution copies of these images or otherwise ensure the information contained in the graphics is easily legible.
Clinical Development to Date, page 190

25. Please revise your descriptions of the three clinical studies of ZB-168 conducted by Pfizer to include the endpoints of each study.
Resolution of the FDA Clinical Hold, page 200

26.      We refer to your statement that there were certain
"conditions/requirements" in connection
         with the FDA lifting the clinical hold. Please disclose whether or not you will be required to comply with any of these conditions or requirements in connection with your planned clinical trials.
ZB-168 for the Treatment of Alopecia Areata
Epidemiology, page 201

27. We note your statement that "[t]he global market for treatments for alopecia is expected to grow at a CAGR of 5.1% during the period 2022-2028 to reach a size of $13.8 billion in
         2028." Please discuss any material assumptions underlying these projections.
IL7 and TSLPs role in AA, page 204

28. Please note determinations with respect to safety and efficacy are within the sole authority of the FDA, EMA or equivalent foreign regulator. Please revise your registration statement to remove statements relating to safety and efficacy in instances where you have not yet received full approval for your product candidates. For example, we note your statements on page 204 that "[t]argeting the IL7R is expected to have a distinct mode of action compared to other biological inhibitors and potentially safer than other inhibitors that target multiple intracellular signaling molecules, like JAK inhibitors" and that
         "[t]argeting IL7R may have a significant safety advantage over JAK inhibitors, a drug class that comes with a black box warning."
License Agreement, page 212

29. Please revise your description of the Pfizer License Agreement to include a description of the termination provisions under the agreement and to provide the royalty terms and the royalty rates under the agreement.
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Components of Results of Operations
Operating Expenses
Research and Development Expenses, page 213

30. We refer to your disclosure that you cannot determine with certainty the timing of initiation, the duration or the completion costs of current or future preclinical studies and clinical trials of your product candidate due to the inherently unpredictable nature of preclinical and clinical development. Please reconcile this statement with your statements on pages 21, 185 and 205 that you plan to start a phase 2 study in AA in second half of
         2023.
Liquidity and Capital Resources
Capital Requirements, page 215

31. We refer to your disclosure that under the terms of the Pfizer Agreement, you will be required to pay Pfizer certain milestone payments "prior to the time at which [you] are able to generate sufficient revenue, if any, from commercial sales of any of [y]our product candidates." Please expand on this disclosure to note the sources you intend to use to make such milestone payments. If material, please discuss the risk that payment of these milestone payment may impact your ability to fund development of your product candidate.
Conflicts of Interest, page 225

32. We note that under your amended and restated memorandum and articles of association, you have waived the corporate opportunities doctrine. In addition to noting this as a potential conflict of interest, please discuss whether it impacted your search for an acquisition target.
Incentive Arrangements, page 230

33. We refer to your disclosure that on June 8, 2022, Zura granted certain options to David
         Brady. Please disclose the relationship between Mr. Brady and Zura. Combined Company Management and Governance After the Business Transaction, page 232

34. With respect to Mr. Levy and Dr. Kulkarni, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director of the Company. Please refer to Item 401(e) of Regulation S-K.
Executive Compensation Arrangements, page 233

35. Once finalized, please file the respective employment agreements with Drs. Sidhu and
         Cote-Sierra as exhibits to the registration statement.
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JATT Acquisition Corp
August 3, 2022
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Security Ownership of Certain Beneficial Owners and Management, page 240

36. Please identify the beneficial owners of shares held by Athanor Capital LP, Magnetar
      Financial LLC and Hudson Bay Capital Management LP.
37. The post-business combination beneficial ownership tables do not appear to include the
      PIPE Investor. Please include the PIPE Investor in these tables as the 2,000,000 JATT
      Class A Ordinary Shares to be issued to the PIPE Investor pursuant to the Subscription
      Agreement would appear to make them a five percent holder.
Founder Shares, page 243

38. The description of the founder shares notes that they are generally not transferable until
      "one year after the completion of our initial business combination." Please revise this description to discuss (i) the amendment to the Insider Letter Agreement lowering this period to six months and (ii) the six-month, twelve-month and twenty-four month lock-up periods that will take effect at the Closing.
Zura Bio Limited Financial Statements
Notes to Financial Statements
Note 3 - License Agreement , page F-50

39. Please revise your description of the Pfizer License Agreement to narrow the royalty range from "double digits" to no more than ten percentage points (for example, between twenty and thirty percent).
       You may contact Christie Wong at 202-551-3684 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-558-4466 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameVerender Badial
                                                           Division of
Corporation Finance
Comapany NameJATT Acquisition Corp
                                                           Office of Life
Sciences
August 3, 2022 Page 8
cc:       Giovanni Caruso, Esq.
FirstName LastName